LEAD INVESTOR

Daniel P. Forbes Owner, Forbes Financial Planning

I have known the leadership team since my time at Brown University and followed their success in finance and technology. This business combines several of my passions - sound economic principles, an enhanced user experience, and the excitement of professional sports. It can be a great value to the fan while providing an attractive return for the teams and leagues who partner with the organization. I am excited to be a part of I Got It's bright future.

Invested $75,000 this round

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